Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated August 16, 2007)	SEC File No. 333-143030

Jazz Technologies, Inc.

8% Convertible Senior Notes due 2011
Guaranteed by Jazz Semiconductor, Inc. and Newport Fab, LLC
and Shares of Common Stock Issuable upon Conversion of the Notes

This prospectus supplement supplements information contained in that certain prospectus dated August 16, 2007 of Jazz Technologies, Inc. (the “Company”), relating to the offer and sale from time to time of the Company’s 8% Convertible Senior Notes due 2011, or the notes, and shares of the Company’s outstanding common stock that are issuable upon conversion of the notes, which are held by certain securityholders named in the prospectus under the section entitled “ Selling Securityholders”. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The following table amends and supplements the information set forth in the prospectus under the section entitled “ Selling Securityholders” with respect to the selling securityholders named below:

Name	Principal Amount of Notes Beneficially Owned that may be Offered ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock that may be Offered(1)	Percentage of Common Stock Outstanding (%)(2)
Abbott Laboratories Annuity Retirement Plan (3)	98,000	*	13,370	13,370	*
Franklin & Marshall College (3)	53,000	*	7,231	7,231	*
LGT Capital Invest (SC3) Limited - U.S. High Yield Convertible (3)	493,000	*	67,258	67,258	*
Marsh & McLennan Companies, Inc. U.S. Retirement Plan - High Yield (3)	110,000	*	15,007	15,007	*
Putnam Convertible Income - Growth Trust (3)	3,422,000	2.1%	466,850	466,850	1.9%
Putnam High Income Securities Fund (3)	532,000	*	72,579	72,579	*
Putnam High Yield Advantage Fund (3)	822,000	*	112,142	112,142	*
Putnam High Yield Fixed Income Fund, LLC (3)	6,000	*	819	819	*
Putnam High Yield Trust (3)	2,357,000	1.4%	321,556	321,556	1.3%
Putnam Variable Trust - Putnam VT High Yield Fund (3)	607,000	*	82,811	82,811	*

* Less than 1%.

(1)
Assumes conversion of all of the holder’s notes at a conversion rate of 136.426 shares of common stock per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of the Notes—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

Pursuant to the terms of the indenture governing the terms of the notes, no fractional shares will be issued upon exchange. Instead of fractional shares, the holders of the notes will receive cash in the amount equal to the same fraction of the closing sale price of the common stock as set forth on the New York Stock Exchange on the business day preceding the day the notes are exchanged into shares of common stock. Therefore, the total sum of shares listed in this column are less than the total shares of common stock being registered pursuant to the registration statement of which this prospectus is a part.

(2)
Calculated based on Rule 13d-3(d)(1)(i), 23,544,112 shares of common stock outstanding as of August 15, 2007. In calculating the amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other notes.

(3)
The Selling Security Holder is managed by one of Putnam Investment Management, LLC, The Putnam Advisory Company, LLC, or Putnam Fiduciary Trust Company (together the “Managers”), each of which, through a series of holding companies, is indirectly owned by Great-West Lifeco Inc., a publicly held corporation. Each of the Managers is under common ownership with Putnam Retail Management, LP, a registered broker-dealer.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The date of this Prospectus Supplement is September 13, 2007.